Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
June 16, 2009
Via EDGAR — CORRES
Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed February 27, 2009 File Number 001-14947
Dear Mr. Woody:
     Reference is made to the comment of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated June 8, 2009, addressed to Mr. Peregrine C. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
     The staff’s comment in the comment letter is copied below in italics for your reference, and is followed by our response. The caption below corresponds to the caption used in the comment letter.
Form 10-K for the year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Financial Condition and Capital Resources, page 40
1.	We have reviewed your response to comment 1 in our letter dated May 7, 2009. Please tell us whether management believes that the downgrades in your long-term debt ratings constitute a material trend or uncertainty that should be discussed in the MD&A section. If not, provide us with a more detailed discussion of the basis for management’s belief.
Management does not believe that the downgrades in our long-term debt ratings constitute a material trend or uncertainty that warrants additional disclosure in our MD&A section. As we disclosed on page 39 in our Liquidity and Capital Resource section of our MD&A of our Form 10-K, our current debt ratings are dependent upon many factors, including industry dynamics and the operating and economic environment. We believe that changes to our long-term debt ratings were a product of industry dynamics and the prevailing operating and economic environment. We disclosed these factors throughout our MD&A, and the results of our operations for 2008 reflected these challenging market factors.
In addition, as we disclosed, decreases to our credit ratings could increase the cost of obtaining funding and could decrease certain trading revenues. However, to date, we do not believe that the downgrades in our long-term debt ratings have resulted in an increase in our cost of obtaining funding or a decrease in trading revenues. Therefore, we do not believe that the downgrades in our long-term debt ratings constitute a material trend or uncertainty that warrants additional disclosure.
We will continue to evaluate and consider additional disclosures in our risk factors section and in our MD&A in future filings.
Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary